Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA IDEA

May 19, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Pantheon Arizona Corp. Form S-4/A File No. 333-155579 Filed May 6, 2009

Dear Mr. Reynolds:

On behalf of our client, Pantheon Arizona Corp., an Arizona corporation (the “Company” or “Pantheon Arizona”), we hereby provide responses to comments issued on May 15, 2009 regarding Amendment No. 3 to the Company’s Registration Statement on Form S-4/A and addressed to Mr. Mark D. Chen (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-4/A for the Company (the “Amended S-4”) through the Commission’s Interactive Data Electronic Applications system (“IDEA”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-4.

In order to facilitate your review of the Amended S-4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended S-4.

John Reynolds May 19, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:
Comment Number	Comment and Response

Form S-4/A, Filed May 6, 2009

General

1.
We note your response to prior comment seven and reissue the comment. Please revise to clarify which securities are being offered on a continuous basis after re-domestication. In this regard, please advise us of the registration of ordinary shares underlying Insider Warrants "to the extent such Insider Warrants are subsequently transferred prior to exercise." It is unclear what transfers or other transactions are covered by this statement in the seventh row of the fee table.

COMPANY RESPONSE:  The fee table has been reinserted in the Amended S-4 and clarification added regarding the continuous nature of the offering of certain securities identified in the fee table.  Regarding the securities and transactions covered in the seventh row of the fee table, the quoted language has been deleted.

2.	Regarding your response to comment one from our letter dated April 24, 2009, please confirm:

•
whether there is any possibility that Pantheon China's security holders will hold securities governed by Arizona law except for the transitory moment between (1) the merger of Pantheon China and Pantheon Arizona and (2) the immediate subsequent continuance of Pantheon Arizona into Pantheon Cayman;

•
whether current Pantheon China security holders will ever have the legal right to make any decisions as holders of Pantheon Arizona securities, including voting decisions, decisions to dispose of the securities, decisions to exercise appraisal or dissenters' rights, decisions to exercise a security, or otherwise;

John Reynolds May 19, 2009 Page 3

•
that, after an entity governed by Cayman Islands law is created in this transaction, that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect;

•
that the post-effective amendment mentioned above will include all required signatures, such as the signatures of (1) the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the directors of Pantheon Cayman currently disclosed on page [x] and (2) the duly authorized representative of Pantheon Cayman in the United States; and

•	that Pantheon Cayman is not eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A.7 of Form S-3 or the corresponding instructions in Forms F-1 and F-3.

COMPANY RESPONSE:  The Company advises the Staff that:

(a)
There is no possibility that the Pantheon China Acquisition Corp. (“Pantheon China”) security holders will hold securities governed by Arizona law except for the transitory moment between (1) the merger of Pantheon China and Pantheon Arizona and (2) the immediate subsequent continuance of Pantheon Arizona into Pantheon Cayman (defined below).

(b)
Pantheon China’s current security holders will never have the legal right to make any decisions as holders of Pantheon Arizona securities, including voting decisions, decisions to dispose of the securities, decisions to exercise appraisal or dissenters’ rights, decisions to exercise a security, or otherwise.

(c)
After an entity governed by Cayman Islands law is created in this transaction (“Pantheon Cayman”), that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect.

John Reynolds May 19, 2009 Page 4

(d)
The post-effective amendment mentioned in (c) will include all required signatures, such as the signatures of (1) the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the directors of Pantheon Cayman disclosed on page 162 of the Amended S-4 and (2) the duly authorized representative of Pantheon Cayman in the United States.

(e)	Pantheon Cayman will not be eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A.7 of Form S-3 or the corresponding instructions in Forms F-1 and F-3.

3.
We note your response to prior comment two. Please revise the statement regarding the historical trading price valuation to indicate that such price relates to a minority of the outstanding shares, including the approximate percentage, which appears to be under 10%.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on the cover page of the proxy statement/prospectus and on pages 5, 58 and 73 of the Amended S-4.

4.
We note your response to prior comment eight and the statements regarding information made available to solicitees in paragraph two on page five of your response letter dated May 6, 2009. Please further address Hanson Trust in light of the disclosure on page 64 that in 2007, "Ms. Na Wang of Modern expressed a high level of interest in investing in CCBS," and that in 2008, "Ms. Na Wang, on behalf of Modern, contacted Albert Chen and indicated Modern's interest to invest in CCBS."  We may have further comment.

COMPANY RESPONSE:  The Company respectfully notes the issue raised in  the Hanson Trust case was whether “…there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.”  The court in that case found a tender offer did not exist because almost all of the solicitees were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer, each of which the Company believes to be true in this case.  As previously noted, Pantheon China disclosed all material information relevant to the Company and the Business Combination in its SEC filings (including a complete registration statement on Form S-4) prior to the purchases involved, so each solicitee was well aware of the opportunities and risks associated with the potential Business Combination with CCBS.  In addition, the public filings of Pantheon China clearly stated that there was interest on the part of Golden Meditech to purchase shares in the market to assure the approval of the extension amendment.  Likewise the identity of Modern Develop Limited was also clearly disclosed as a party interested in seeking to purchase shares of those Pantheon China stockholders that were intended to vote against the amendment.

John Reynolds May 19, 2009 Page 5

The Company believes that the only statement not included in the 8-K filed prior to the purchases involved was one indicating that Modern had historically been interested in the business of CCBS.  On the other hand, the Company notes that for those no-voting stockholders that elected to sell their shares early pursuant to the private purchases, they were already clearly aware that regardless of the counterparty to their particular trade, since Modern has been publicly disclosed as entering into an option agreement to acquire those shares, that such party and interest existed and there was a potential the shares would begin to trade up in the market.  Given the exploratory nature of the historical conversations with Ms. Na Wang, however, it was determined by Pantheon China not to overstate the extent of Modern’s interest in the business of CCBS to avoid misleading investors into believing Modern was – or is – prepared to pay more than $5.97 per share for the stock of Pantheon China.

Given the facts of the Hanson Trust case and the facts of this transaction, the Company continues to believe that solicitees, each of which was a sophisticated institutional investor, were in full possession of all material information they required to make an informed decision in December 2008 to sell their stock at the net cash value in trust.  The Company also notes that should any stockholder believe it would benefit from taking a long position in Pantheon China’s stock due to the conversations with Modern, such stock is still trading at approximately the net cash value, meaning that any perceived lost opportunities of such stockholders could be fully mitigated at any time.

Letter to Shareholders

5.
We note your response to prior comments five and nine and revised disclosure that YA Global and Victory Park have "the ability to block the Redomestication and Business Combination" given that 94.3% of the outstanding shares are subject to the put and call option agreements. Notwithstanding the rights of certain parties to effectively prevent consummation of the merger, it appears from your disclosure on page 64 that the purchase agreements, arrangements and understandings among the company, Modern Develop, YA Global, Victory Park and others are intended, in part, to avoid the proposal being voted down. Please revise to disclose, if true, that one of the goals of the agreements and arrangements was to assist you and CCBS in obtaining the required votes for approval of the business combination and that, if the parties act according to this goal, the votes of 94.3% of the outstanding shares will be sufficient for approval.

John Reynolds May 19, 2009 Page 6

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 2, 60 and 161 in the Amended S-4.

6.
In this regard, we note the disclosure on page 59 and elsewhere that the "[w]hile Pantheon believes that it is unlikely that Modern would allow its pre-paid options to expire unexercised, and expects the transactions under the Put and Call Agreements will be consummated, it cannot predict whether Modern would vote in favor of the proposals to be considered at the Special Meeting or seek conversion if such transactions are consummated." It appears that, because the cash conversion price is lower than the per share price Modern would have paid for the shares by approximately $.55 per share, Modern is financially incentivized to vote in favor of the transaction. Please revise or advise.

COMPANY RESPONSE:  There is actually no difference between the cash conversation price and the option price – the same net cash value per share that was used to effect the limited private purchases is the purchase or put price under the Put and Call Agreements.  The effective purchase price may be higher due to the cost of capital related to the option fee, but that is a sunk cost to Modern Develop Limited and the Company does not believe that Modern would proceed with the exercise of a call option simply to “recoup” the option fee and vote in favor of the Business Combination, since there is a chance (should there be a material adverse change in the business of CCBS) that it could lose both the option fee and its principal paid for the shares.  This is why the Company has carefully worded the description of Modern’s interest in the transaction and the likelihood that it would vote either against or in favor of the Business Combination or whether it will exercise the call option, to avoid suggesting one outcome or the other.  Again, while the Company believes Modern is interested in the business of CCBS and is unlikely to have paid the option fee only to let Pantheon liquidate, Modern is an independent investor and under no obligation to act in any manner other than in its own best financial interests.

Summary. page 1

Conversion Rights, page 7,

7.
We note your response to prior comment 16. Given that there is no discussion in the IPO prospectus regarding the procedures for tendering conversion shares, please explain why it is appropriate to impose the requirement that converting shareholders deliver their shares prior to the special meeting in order to ensure conversion, such that certificates that have not been tendered prior to the special meeting "will not be converted to cash," as disclosed on page eight.  Please revise risk factors consistent with your response.

John Reynolds May 19, 2009 Page 7

COMPANY RESPONSE:  The Company notes that this same procedure was used in approving the Extension Amendment in December 2008 and prevented issues arising concerning the validity of vote and conversion requests.  The disclosure in the Amended S-4 has been modified to be consistent with that contained in the proxy statement delivered to Pantheon China’s stockholders in connection with the Extension Amendment and as requested by the staff. See page 39 in the Amended S-4.

The Business Combination Proposal, page 57

Background of Transaction, page 60

Negotiation of Definitive  Agreement, page 63

8.
We note your response to prior comment 18 and the reference on page 64 to actions in order to avoid the proposal being voted down." Please revise to clarify the extent to which Mark Chen, Albert Chen, Ms. Na Wang, Rodman & Renshaw, YA Global or Victory Park discussed the avoidance of the proposals being voted down as a goal of the purchase, voting and other agreements. It is unclear if and when any such conversations took place and who was involved in the discussions. Also, although you state that "it was not certain how many shares and from which shareholders the new shareholders would be purchasing such shares," you do not indicate if the parties discussed a certain minimum percentage to be purchased or otherwise explain why approximately 80% was the final amount of the put and call option agreements.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 65 of the Amended S-4.

Directors, Executive Officers, Executive Compensation and Corporate Governance, page 160

Compensation of Directors and Executive Officers, page 166

9.
We note your response to prior comment 24 and the statement on page 167 that a "substantial component of compensation of the named executives is base salary." We also note from the summary compensation table that several individuals, including the CEO and CFO, received no salary in the previous three years. Please revise to clarify the extent to which the salaries paid by the parent company include compensation for services provided to CCBS.

John Reynolds May 19, 2009 Page 8

COMPANY RESPONSE:  The Company respectfully advises the Staff that the compensation paid by Golden Meditech to Ms. Zheng and Mr. Chen for the years ended March 31, 2006, 2007 and 2008 represented their respective employment duties owed to Golden Meditech. Ms. Zheng, as executive director of Golden Meditech, and Mr. Chen, as vice president--finance of Golden Meditech, were mainly responsible for the development of Golden Meditech’s businesses, which include medical devices manufacturing, healthcare services, natural herbal medicine manufacturing, and Golden Meditech's various merger and acquisition initiatives. To illustrate, approximately 0%, 75.5% and 91.5% of Ms. Zheng’s annual compensation from Golden Meditech for the years ended March 31, 2006, 2007 and 2008, respectively, were related to one-off bonuses as a result of Golden Meditech’s non-CCBS related corporate development. Likewise, approximately 67.2%, 52.9% and 82.2% of Mr. Chen’s annual compensation from Golden Meditech for the years ended March 31, 2006, 2007 and 2008, respectively, were related to Golden Meditech’s non-CCBS related one-off corporate events. The remaining portion of the annual compensation of Ms. Zheng and Mr. Chen from Golden Meditech represented the base salaries payable to Ms. Zheng and Mr. Chen for their services with respect to Golden Meditech’s various businesses specified hereinabove. The compensation that Ms. Zheng and Mr. Chen received from Golden Meditech for their CCBS-related services was not material, and CCBS was not liable for any portion of the compensation that Ms. Zheng and Mr. Chen received from Golden Meditech.  As a result, such amounts were not recognized as compensation expenses in CCBS's financial statements. Disclosure on the foregoing has been added on pages 169, 171 and 172 of the Amended S-4.

Security Ownership of Certain Beneficial Owners and Management, page 172

10.
We note that Modern Develop Limited filed a Schedule 13D on May 12, 2009, indicating that it is the beneficial owner of 75% of Pantheon China's outstanding common stock. Please revise your ownership table to indicate Modern's interest, or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 174 and 175 of the Amended S-4.

Exhibits

Exhibit 5.1

11.	We note your response to prior comment 25. Please file material loan and other agreements. We note the employment agreements referenced on page 170.

COMPANY RESPONSE:  In response to the Staff's comments, forms of Employment Agreement of each of the senior executive officers have been filed as exhibits to the Amended S-4.  The Company further submits that each of these agreements will be signed on the completion of the business combination and there are no other material agreements such as the loan agreements.

12.
With respect to the warrants and any other contractual obligations, the opinion must address the laws of the jurisdiction that governs the contract. For example, it appears that the warrants are governed by the laws of New York. Please revise accordingly.

John Reynolds May 19, 2009 Page 9

COMPANY RESPONSE:  An opinion of Loeb & Loeb LLP with respect to matters arising under New York law has been filed as an exhibit to the Amended S-4.

13.
The opinion includes assumptions that are overly broad and inappropriate because they, for example, assume conclusions of law and material facts underlying the opinion. For example, see clauses (c), (d), (e), (f), (g) and (n). Please revise accordingly.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made in the opinion of Conyers Dill & Pearman and new version filed with the Amended S-4.

14.	The opinion addresses the "New" ordinary shares but not the "Existing" or other securities. Please revise to provide an opinion addressing the legality of all securities identified in the fee table.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made in the opinion of Conyers Dill & Pearman and new version filed with the Amended S-4.

Pantheon China Acquisition Corp. Financial Statements

General

15.	Please note the financial statement updating requirements of Article 3-12(g) of Regulation S-X and provide current consents in any amendment.

COMPANY RESPONSE:  Updated financial statements for Pantheon China have been included in the Amended Form S-4 and all accountant’s consents have been updated as requested.

Notes to Consolidated Financial Statements

Pantheon China Acquisition Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

16.
We note you have revised the footnotes to Pantheon China Acquisition Corp.’s (Pantheon China) financial statements included in Pantheon Arizona Acquisition Corp.’s (Pantheon Arizona) amended Form S-4.  These revisions resulted in additional disclosure regarding the transactions entered into between several of your shareholders and YA Global, Victory Park, and Modern Development.  As it relates to these revisions, it appears that Pantheon Arizona’s Form 10-K for the fiscal year ended December 31, 2008 should be amended to reflect these changes to the financial statements.  Please advise or revise.

John Reynolds May 19, 2009 Page 10

COMPANY RESPONSE:  An amendment on Form 10-K/A was filed by Pantheon China to update the financial statements included in the Annual Report.

[Remainder of page intentionally left bank]

John Reynolds May 19, 2009 Page 11

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP